Exhibit 99.2

Management’s Discussion and Analysis

September 30, 2013

Management’s Discussion and Analysis

Dated as of September 27, 2013

INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) is management’s assessment of Genoil Inc.’s financial and operating results and should be read in conjunction with the unaudited interim condensed consolidated financial statements and notes for the nine months ended September 30, 2013 and 2012 and the audited financial statements and MD&A for the year ended December 31, 2012. This commentary is based upon information available to September 27, 2013.

This MD&A complements and supplements the disclosures in our unaudited interim condensed consolidated financial statements which have been prepared according to International Financial Reporting Standards (“IFRS”).

Additional information relating to Genoil, including Genoil’s financial statements can be found on SEDAR at www.sedar.com as well as EDGAR at www.sec.gov.or the Company’s website at www.genoil.ca

The Company’s principal activity is the development of innovative hydrocarbon and oil and water separation technologies.

Basis of Presentation – The financial statements, MD&A and comparative information have been prepared in Canadian dollars unless otherwise indicated and in accordance with International Financial Reporting Standards (“IFRS”).

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to our future outlook and anticipated events or results and may include statements regarding the future financial position, business strategy, budgets, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving Genoil. Particularly, statements regarding our future operating results and economic performance are forward-looking statements. In some cases, forward-looking information can be identified by terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

These statements are based on certain factors and assumptions regarding expected growth, results of operations, performance and business prospects and opportunities. While we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

Forward looking-information is also subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what we currently expect. These factors include risk associated with loss of market, volatility of commodity prices, currency fluctuations, environmental risk, and competition from other producers and ability to access sufficient capital from internal and external resources.

Other than as required under securities laws, we do not undertake to update this information at any particular time.

All statements, other than statements of historical fact, which address activities, events, or developments that Genoil expects or anticipates will or may occur in the future, are forward-looking statements within the meaning of applicable securities laws. These statements are subject to certain risks and uncertainties, and may be based on estimates or assumptions that could cause actual results to differ materially from those anticipated or implied.

Further, the forward-looking statements contained in this MD&A are made as of the date hereof, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, as a result of new information, future events or otherwise, except as may be required by applicable securities laws. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. Certain risk factors associated with these forward-looking statements include, but are not limited to, the following:

  Adverse changes in foreign currency exchange rates and/or interest rates;

  Competition for capital, asset acquisitions, undeveloped lands, and skilled personnel;

  Adverse changes in general economic conditions in Western Canada, Canada more generally, North America or globally;

  Adverse weather conditions;

  The inability of Genoil to obtain financing on favourable terms, or at all;

  Adverse impacts from the actions of competitors; and

  Adverse impacts of actions taken and/or policies established by governments or regulatory authorities including changes to tax laws, incentive programs, and environmental laws and regulations.

MANAGEMENT CHANGES

The company has had significant personnel changes in 2013. Management has succeeded in finding senior experts who’s will assist Genoil in realizing its objectives in different markets. In May 2013 Slobodan Puhalac and Bengt Koch joined Genoil’s advisory board. Slobodan who has high level governmental contacts went onto become a Genoil Board of Director in July 2013 has been overseeing the construction of the South Stream Pipeline in Bosnia. He is director of a company called Gas-Res which is a joint venture with Gazprom, one of the largest global energy companies in the world. He is an important energy player in Russia and the Balkans. In addition to the South Stream Pipeline, he is in charge of the construction of several natural gas power plants. Being a former energy minister, finance minister, foreign trade minister and economic relations minister in Bosnia, Slobodan brings a multitude of energy related contacts and knowledge to Genoil. It was Slobodan who re-established contact with Lukoil for the Genoil upgrader.

Bengt Koch was the former CEO & Executive Chariman of Atlantic Container Lines. Bengt has worked with many leaders of the largest shipping companies. He brings to Genoil a vast knowledge of the shipping business. He was also director of marketing and operations prior to becoming Chariman. Following his time at ACL Bengt went on to become managing director of Italia di Navigazione and DSR Senator lines. Bengt will focus his energies on marketing Genoil’s different products to shipping lines including the GHU for Bunker Fuel desulfurization.

Bruce Abbott became president and director of Genoil subsequent to the quarter. He replaces Thomas Bugg. He’s worked for Genoil since 2009 and has brought in several people and relationships into the Genoil organization such as Hashem Dezhbakhsh, SBK Holdings, Slobodan Puhalac, Bengt Koch, Paul Rubin, Davinder Rai, and Dennis Sears.

The company has retained its critical advisors Hashem Dezhbakhsh who is the chair at the economics department of Emory University. He has worked for the company devising economic models and lending his advice on business strategy. The company has also retained Paul Rubin who is a Samuel Chandler Dobbs professor of Economics at Emory University.

The company has hired Dennis L. Sears, who is an international sales and bunkering consultant. He is working with Bengt Koch to approach international tanker lines and bunker fuel suppliers to interest them in our GHU option for bunker fuel desulfurization.

Davinder Rai who joined Genoil this year is an oil trader. Through his oil trading relationships Davinder has daily governmental contacts throughout a number of worldwide locations with a focus on South America and West Africa.

Subsequent to this quarter former president and director Thomas Bugg, board member Ron Hutzal, Chief Financial Officer Brian Korney have resigned.

BUSINESS OF THE CORPORATION

Genoil Inc. is a technology development company based in Alberta, Canada. The Company has developed innovative hydrocarbon and oil and water separation technologies.

The Company specializes in heavy oil upgrading, oily water separation, process system optimization, development, engineering, design and equipment supply, installation, start up and commissioning of services to specific oil production, refining, marine and related markets.

The Company currently has four full time employees, five part time employees and eleven contracted consultants and appointed representatives located in various offices. The principal offices are at – Two Hills AB, and New York, NY, London, and Dubai UAE. The company’s main assets are its desulfurization, upgrading and separation patents. In addition, the Company operates its pilot upgrader at its 147 acre Two Hills, Alberta facility and its sales and marketing operations through a network of commissioned technical sales agents in 27 countries. The company seeks to work through commission agents who will receive compensation when business deals are closed. Genoil is modeling its operations after the pre-IBM contract model of Microsoft when they were in their infancy.

Genoil has designed and developed the Genoil Hydroconversion Upgrader (GHU®), based on proven principles using fixed bed reactor technology. The GHU is an improved hydrogenation process that upgrades and increases the yields from high sulphur, acidic, heavy crude oils and heavy refinery feed stocks, bitumen and refinery residues into light, clean transportation fuels; and the Crystal Sea separator, a unique process for multi-stage separation of immiscible phases with different densities. Our Crystal Sea product is a bilge water separation system and the newest generation of our existing Crystal technology designed for marine use.

Genoil established a jointly-owned subsidiary corporation in the United Arab Emirates (Genoil Emirates LLC), which corporation will focus upon the fields of oil and water processing and treatment in the UAE. The corporation is jointly-owned by S.B.K. Commercial Business Group LLC and Genoil. This strategic allegiance significantly enhances Genoil’s access to capital and operational prospects through political affiliation within the UAE.

On October 22, 2012 Genoil Emirates announced that it had successfully obtained a Professional License to perform pollution and environmental protection services in the United Arab Emirates, and has been added to the Commercial Register in the Emirate of Dubai.

Genoil Emirates has established its head office in Dubai. P.O. Box 98445, Dubai UAE.

On October 31, 2012, the Company announced that it renewed marketing, manufacturing and distribution rights to Donghwa Entec, a reputable Korean manufacturer of marine equipment. The rights pertain to the Crystal Sea oily-water separators designed for the new shipbuilding industry together with retrofitting of existing ships. Genoil models feature one of the most compact bilge separators worldwide with throughputs ranging from 0.25 m3/hr. capacity to 10 m3/hr. units.

On November 15, 2012, the Company appointed Italtec Ghana Limited as sole representative for Genoil Products in Ghana and Senegal. The appointment allows Italtec Ghana to market all of Genoil’s products to these regions, which includes the Genoil Desulfurization Heavy Oil Upgrader, the Genoil Diamond, Genoil Sand Decontamination Technology and Slop/Waste Oil Treatment System Technology.

The Company’s securities trade on both the TSX Venture Exchange (Symbol: GNO) and the NASDAQ OTC Bulletin Board (Symbol: GNOLF).

The Company has not generated revenues from its technologies to date and has funded its near term operations by way of capital stock private placements and short-term loans.

Genoil Hydroconversion Upgrader

Genoil has been primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology – based on proven principles using fixed bed reactor technology -Genoil Hydroconversion Upgrader (GHU®). Genoil has a relationship with a major engineering firm which gives Genoil the surge capacity to add thousands of engineers to any project immediately. This relationship enables us to finance any project for a substantial client.

The GHU® converts sour (high sulphur), heavy hydrocarbon feed stocks into lighter oil with higher quality distillates for conventional refining. The GHU® process uses a hydrogen enrichment methodology based on catalytic hydrogenation and flash separation.

The GHU®’s unique intellectual property is in its hydroconversion design and mixing devices. A GHU® provides greater mass/heat transfer between hydrogen, crude and catalyst. As a result, hydroconversion can be achieved at mild operating conditions.

Sour, acidic, heavy crude and residual by-products are converted into lighter distillates, increasing the API (or lowering the density), while maximizing denitrogenation, desulphurisation and demetalisation to meet new regulatory requirements. The upgraded crude product will have higher yields of naphtha, distillates and vacuum gas oil with reduced levels of contaminants such as sulphur, nitrogen and metals. Genoil’s process is designed specifically to eliminate most of the sulphur from the feed stocks.

The Genoil GHU Upgrader has been designed to remove 99.5% of the sulphur, as shown in its latest tests, while lightening the oil at the same time, significantly raising its API gravity. International regulations will soon require bunker fuel to be upgraded and desulphurized due to serious environmental concerns.

The Genoil Upgrading Process yields zero waste and consumes no external energy or hydrogen, deriving its hydrogen and energy from its own residue. The cost structure is therefore much lower than standard upgrading processes in hydrogenation and does not give off a waste byproduct such as coking of 30%.

Upgrading heavy oil is essentially a very undeveloped industry in relation to the 900 billion barrels of world heavy oil reserves. Most of the oil presently coming out of the ground is light, in the vicinity of 76 million barrels a day, or 27.5 billion barrels a year. It is readily seen that even if you allow for new oil discoveries and further advances of recovery through technological enhancements in field recovery, the time limit for this light oil reserve will last no more than twenty or thirty years. As light oil productive capability declines, a world pricing crisis may occur.

Crystal Oil and Water Separators

In 2013 Genoil received a testimonial letter from Vela International Marine Ltd. about a Crystal installation onboard a 330,000 TDW tanker stating that the unit Crystal Sea performed satisfactorily. Discussions are ongoing for the purchase of many more units.

Genoil’s Crystal water separator is a compact unit that is able to handle small volumes using a six stage compartmental process. Donghwa Entec has just finished producing a 5m3 Crystal for Genoil and has bench tested well. The bilge separator market has a potential 84,000 ship market. Due to streamlined production techniques, improved design and eagerness to break into the market, Genoil has reduced the retail price dramatically. Due to these measures we should be highly competitive moving forward. We expect to generate revenue from the Crystal in the near future.

Genoil’s Crystal SeaTM separators are state-of-the-art bilge separators which have been certified by the US Coast Guard & American Bureau of Shipping in accordance with the International Maritime Organization Resolution MEPC 107 (49). Crystal Sea water separators utilize a patented, unique gravity driven process for compartmental multi-stage separation of immiscible phases with different densities such as heavier or light oils and water. Crystal SeaTM separators do not require a filter medium making it possible for customers to significantly reduce their cost of ownership by eliminating the need to purchase the expensive replacement filters required by competitive water separation products. Two major tanker lines estimate $9000.00 per year in savings over competing models.

During November 2011, Genoil received ABS certification for all Crystal Sea models. This accreditation is in addition to obtaining the US Coast Guard/IMO MEPC 107 49 certification for Crystal MU 30 and MU 40 of 5 m3/h and 10 m3/h.

Fines for overboard discharge pollution levels exceeding 15 parts per million have been implemented around the world. New ships are required to have bilge water cleaning systems that meet the higher international pollution standards. Also, all ships built prior to 2007 had to meet those standards by the close of 2009. A ship’s bilge is the lowest compartment of a ship that collects water from different areas of the boat, such as the engine room. The oily water released into the water of harbours and bays significantly pollutes the environment. Genoil is focusing on this market’s growing need for bilge water separators to prevent large marine vessels from having to dump waste oil into the ocean. The Company is marketing the Crystal Sea globally, targeting shipyards, ship designers, ship owners, cruise lines, and navies. Genoil also expects to address the global contamination of a port’s water and is looking into solutions to prevent shipping companies from contaminating the waterways close to ports and beaches in several countries.

In the view of management, the Crystal Sea has advantages over competing models including a smaller footprint, a simple operating system, no requirement for back washing or flushing with fresh water or sea water, therefore reduced maintenance, very little use of water and no moving parts, except for a pump. In addition to that, the oil removed using the Genoil bilge cleaner is dry enough and of a quality that it can be reused by other utilities onboard.

During 2013, the Company entered into an arrangement with Pointsource Processing Inc. to market land and sea based oil/water separators. Pointsource spent months investigating the technology and rated it as “cutting edge”, economically priced, with very low operating expense, due to the relative lack of consumables. Pointsource has identified the current, below-listed marketing opportunities:

  Royal Canadian military – destroyers and submarines;

  Pulp and paper companies in Canada;

  USA processing facility; and

  Waste management applications.

Genoil has both a US and a Canadian patent for the Crystal technology.

BUSINESS ACTIVITIES AND OUTLOOK

During the quarter ended September 30, 2013, the Company did not generate any revenue. The Company expects revenue to be booked and associated cash flow to be generated in staged phases following the execution of definitive agreements for the design, implementation and procurement of its GHU™ systems and/or the licensing of its intellectual property or the sales of Crystal oily water separators. The Corporation has accumulated losses of over $82 million to date and is not realizing any cash flow as it has not attained commercial operations in connection with its various patents and technology rights. Genoil has principally been a technology research and development company. Since [2005,] commercialization efforts have been underway for GHU™. Genoil is marketing its GHU™ (and related engineering and design services) to refiners and producers of heavy sour crudes around the world and believes that there is strong market potential for this technology. Management estimates that there are approximately 900 billion barrels of heavy oil reserves and current production from those reserves is 9 million barrels per day of high sulphur heavy oil that have the potential to be desulfurized and upgraded to lighter products thereby increasing the yield of high value light distillates and transportation fuels available from each barrel of oil. The continued commercialization of Genoil’s GHU™ and Crystal both for Seaborne applications as well as land based represents the next key phase in the company’s growth.

During the quarter ended September 30, 2013, the Company’s operating expenses were much lower than those in both the comparable quarter ending September 30, 2012, and the preceding quarter ending June 30, 2013 due to a streamlining of efficiency in corporate operations, a consolidation of offices, as well as expenses associated with engineering, professional services fees and other expenses associated with regulatory compliance, accounting and finance functions.

Genoil continues to progress with commercial level discussions with several of the national oil companies in the Middle Eastern Gulf States in 2013. Management believes that this is a key market for its GHU™ technology as the region has several significant reservoirs of heavy high sulfur oil. The company has created the zero waste process specifically for its Middle East clients who require a process which does not need natural gas. The Company remains committed to developing commercial opportunities in the Middle East for the foreseeable future.

Genoil received a request for proposal from Lukoil at the end of 2012. Genoil believes that the Lukoil proposal could lead to a 60,000 BPD GHU upgrading facility processing engagement with the first phase consisting of a 20,000 BPD stand alone facility. Lukoil expressed a desire to construct the facility in three (3) phases or trains each consisting of 20,000 BPD for a total of 60,000. Genoil submitted a full commercial proposal to Lukoil in January 2013 for review by Lukoil. Genoil submitted the proposal on time and now waiting for response for Lukoil on a clear path forward. Genoil’s test of Lukoil’s crude was very successful in achieving exceptionally high rates of conversion of the crude’s pitch component thus achieving API upgrading targets sought by Lukoil at very low cost. Lukoil is actively considering the project at this time.

Genoil is also exploring other projects where the Company may share in the ownership of upgrading operations and/or heavy oil assets in exchange for the utilization of the GHU™ technology at cost.

The Company expects that progress towards commercialization of its technologies will allow it to raise the capital necessary to attain profitable operations in the future.

During 2010, Genoil acquired 100% of the issued and outstanding common shares of Two Hills Environmental Inc. (“Two Hills”). The Company paid a cash deposit of $100,000 issued 2,500,000 common shares from treasury to a former shareholder of Two Hills, issued 2,500,000 common shares from treasury to a debtor and issued an option to purchase 250,000 common shares of Genoil, at market price, to an agent as commission for structuring the acquisition. The acquisition was effective December 2010.

This acquisition conveys to Genoil surface title to 147 acres of land, together with certain subsurface mineral rights contained within 2,500 adjacent acres and access to 388,550 cubic meters of water to be derived yearly from the North Saskatchewan River. This water is critical to the development of local brine production, environmentally acceptable disposal of oil sands and oil well production waste.

Two Hills Environmental was formed to enter into the oilfield waste disposal industry by capitalizing upon its undeveloped asset base. This asset base is comprised of a site under which three very large salt caverns have been formed in the Lotsberg Formation beneath the earth’s surface. Such caverns are prized in the oilfield disposal industry due to their efficacy and safety as a destination for oilfield wastes. These multiple salt caverns could potentially be utilized for a variety of purposes including waste oil disposal, gas storage reservoirs and waste water disposal.

ACTIVITIES

Oily-water separation technologies

Several entities are looking at the Crystal Sea technology for produced water at the oil field. In North America Genoil has approached Chesapeake, EOG Resources Inc and other oil producers with a cost effective solution to recover the remaining 1-2% oil found in produced water. The company is currently looking to expand its sales team in North America. The company installed a Crystal at a local oil producer up in Canada. The purpose of this installation was to demonstrate the efficiency of Genoil’s equipment at eliminating oil from the water.

Genoil’s Crystal SeaTM separators are state-of-the-art separators which have been certified by the US Coast Guard in accordance with the International Maritime Organization Resolution MEPC 107 (49). Crystal Sea water separators utilize a patented, unique gravity driven process for multi-stage separation of immiscible phases with different densities such as heavier or light oils and water. Crystal SeaTM separators do not require a filter medium making it possible for customers to significantly reduce their cost of ownership by eliminating the need to purchase the expensive replacement filters required by competitive water separation products.

To speed up the final implementation of these projects, Genoil expects to have at least one unit installed in the near future to demonstrate the efficiency of Genoil’s equipment at eliminating oil from the water in a ship’s bilge, and return clean water back to the waterway. This unit was produced by Genoil’s manufacturing partner DongHwa Entec Co., Ltd in September 2009.

Genoil renewed its exclusive licensing agreement with Donghwa Entec Co., Ltd. In January 2012. Located in Busan, South Korea – Well known in the shipping business and the leading manufacturers of heat exchangers and related multi-stage water generators for a number of industries, including marine. DongHwa will license Genoil’s Bilge Water Separation technology for all ships, industrial fields and off-shore rigs manufactured or retrofitted in Korea, China and Japan, and additionally, DongHwa will also manufacture the Genoil Bilge Water Separator units for sale by Genoil for sea and land applications.

Genoil is in the process of determining low-cost manufacturing centers to serve the Caspian Sea area, Europe, and other major markets. As a result, this should allow Genoil to efficiently manufacture and ship at competitive prices.

The Company seeks to finance the rollout of the Crystal Sea Units to various ports. The proceeds of any financing shall be used to implement the utilization of Genoil’s oily water separation technology to treat and clean bilge water or produced water from wells.

Genoil has formed a new corporation in the Middle East with S.B.K. Commercial Business Group LLC in the United Arab Emirates. The corporation is named “Genoil Emirates LLC”. Our principle partner is the first born son of the Ruler of the United Arab Emirates Sheikh Khalifa.

The purpose of this new corporation is to create projects in the U.A.E. for all of Genoil’s technologies, including: desulfurization, oil upgrading and recycling, water purification port technologies, well testing, and sand cleaning. Currently the United Arab Emirates has the seventh largest oil reserves in the world and is looking remove sulphur from their crude oil.

Heavy oil upgrading technology

Lukoil Testing

In August 2004 Lukoil-Komi LLC, a wholly-owned subsidiary of OAO Lukoil, based in the Republic of Komi, Russian Federation, approached Genoil expressing interest in constructing a field hydroconversion unit at its Yarega deposit. Initial interest was shortly followed by a request to conduct a series of tests on its heavy crude from the Yarega deposit using the Genoil Hydroconversion Unit (GHU). For that purpose Lukoil-Komi shipped 150 barrels of Yarega high sulphur heavy crude to Genoil’s Two Hills, Alberta testing facility.

Upon completion of the tests, the management of Lukoil-Komi was presented with an extensive report describing results of the tests and their operational conditions. A full crude assay was conducted by an independent laboratory using the sample collected before, during and after processing their crude in the Genoil Two Hills pilot facility, and the results exceeded the specifications set forth by Lukoil-Komi. Genoil's engineers in collaboration with engineers at Stantec provided Lukoil-Komi with a pre-feasibility study that included a cost estimate for the proposed plant and a description of its configuration and the scope of supply. The tests results went beyond Lukoi’s expectations and therefore Lukoil has not requested any further test.

Management has had several detailed and serious discussions with representatives of Lukoil. Lukoil’s team visited Genoil’s offices in Edmonton in July 2006 for discussions on the Lukoil-Komi project. Lukoil-Komi requested a formal proposal from Genoil for a 60,000 BPD facility to be submitted to Lukoil-Komi by October 1, 2006. Subsequently, the agent resigned from Genoil and it wasn’t until 2012 that communication was once again restored with Slobodan Puhalac’s help.

In November of 2012 Lukoil contacted Genoil with a request for a new technical and commercial proposals, to create a synthetic crude oil in three stages totalling 65,000 barrels per day. Proposal was submitted to Lukoil in January 2013, with a meeting with Genoil at the end of March 2013. Discussions are ongoing and Lukoil is actively considering the project at this time.

Hayitiong refinery project

Hayitiong (HYT), formerly Hebei Zhongjie Petrochemical Group Company Ltd. and Genoil Inc. signed a letter of intent (LOI) in October 2006 for a 19,000 barrel per day upgrader that is planned to be built at the HYT refinery in Nampaihe Town, Huanghua City, Hebei, China. Genoil tested oil samples of the feedstock to be processed in the upgrader during the third quarter of 2007 with expected results, showing a significant improvement in the quality of upgraded oil versus the feed stock after processing through the GHU®. After completing all laboratory analysis, our engineering team completed the first level of design of the planned upgrading unit (Front End Engineering and Design (FEED) study).

The completion of the FEED study allows for the detailed design of the GHU® upgrader setup specifically required for the configuration at this refinery and enabled Genoil to obtain quotes to manufacture and install the plant components. This enabled our Chinese Engineering, Procurement and Construction ("EPC") firm to estimate the cost to build the plant and to estimate profitability with 75% accuracy. Additionally, the FEED study aids in calculation of the economics and ability to finance the project, allowing for better estimation of the full cost of the plant. At present, the cost for the Genoil Hydroconversion Upgrader system to be built in HYT’s refinery is estimated at a total of $170 million.

HYT and Genoil have signed a revised LOI that reflects more favourable terms for this deal, especially with respect to the financing. Genoil’s initial contribution has been considerably reduced, with the balance of the project expected to be raised jointly by the parties using the project’s assets as collateral for a loan from local financial institutions. The Company believes that these new LOI terms will help enhance the marketability of the financing for the project.

Construction of this first GHU commercial unit remains subject to appropriate project financing and subsequent completion of the definitive agreement between the parties. Once the project funding is secured, Genoil will hand the design to the EPC contractor to complete the detailed design, to procure all the parts and oversee the construction of the plant.

The HYT Genoil Upgrader will combine the proprietary Genoil Hydroconversion Unit (GHU®) and an Integrated Gasification Combined Cycle section (IGCC), which will result in a bottomless, self-sufficient (hydrogen, power, steam, etc.) upgrading facility.

On April 30, 2009, Genoil received an additional and new patent from the US Patent and Trademark Office (USPTO) for its hydroconversion upgrader technology. The patent is a valuable addition to Genoil’s upgrading process that economically upgrades and significantly increases the yields from high sulphur, acidic, heavy crude, bitumen, and refinery residues. In 2013 discussions are ongoing.

Convertible Notes

Short term notes (and attached warrants) from entities affiliated with the Corporation's Chairman and Chief Executive Officer, expired on October 6, 2008 and were replaced with new notes and warrants that mature in October 2009. On October 22, 2009, the Company announced that it had agreed to the extension of the term of an aggregate $1,227,355.84 principal amount of convertible notes and an aggregate 1,136,442 common share purchase warrants which were previously issued and are outstanding. The notes and warrants were originally issued to a group of four investors in October, 2008 which included Lifschultz Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust and David K. Lifschultz, having a conversion price equal to $0.27 in respect of the notes, and an exercise price of $0.41 in respect of the warrants. The notes and warrants had an original term expiring on October 6, 2009, which term was amended and extended to October 6, 2010. On October 6, 2010, the notes and attached warrants were extended for another year to October 6, 2011. The notes and warrants remain substantially unamended in all other respects. In July 2012, the company received regulatory approval to extend the notes for one year maturing at October 6, 2013. With this extension, the conversion price has been lowered to $0.10 and no warrants issued.

SUMMARY OF QUARTERLY RESULTS

Genoil has always sought to model its operations on the pre-IBM contract Microsoft. Until it achieves a significant GHU Upgrading contract the company will focus on reducing costs. Since the September, 2008 Lehman and the oil market crash we downsized expenses even more as its goal was to weather the severe economic depression by cutting unnecessary overhead. Despite these reductions the company has expanded its sales coverage to countries in key markets which contain over half the world’s oil reserves. This new marketing and sales effort utilizes contract commission agents or representatives who had to are responsible for their own expenses.

All the present employees of Genoil work on a profit sharing compensation model, through stock or options. Its goal is to motivate Genoil’s personnel. This structure is designed to motivate sales, and not to discourage non-performance. The decline in Administrative Expense from $633,690.00 to $224,120 reflects a successful achievement by management to reduce the burn rate. This will continue at a more substantial rate into the fourth quarter.

Another paramount issue is liquidity. The current assets of Genoil are $403,188.00 and its current Liabilities are $4,345,557.00. The $2,193,091.00 in debentures maturing in October are held by the Lifschultz Family Interests who have historically rolled over their debentures including unpaid interest. The company’s cash management has historically had a history of lagging in its payments and working out their payments with its creditors over time. The company relies on private placements for its funding and is confident that it will continue to be able to fund its obligations over time. There are some cases where friendly relations are not possible, but all the Genoil assets are secured by the debentures own by the Lifschultz Family which has historically been supportive of the company.

There are only a few examples where the cooperative spirit has not been manifest. A certificate of default judgement was registered against the company in the amount of $25,790.82 owned by Mark B. Fisher which as of this date remains outstanding. Mr. Fisher is a leading NYMEX trader and Founded MBF Clearing Corporation of New York City.

The company has received two lawsuits for about $100,000.00 each for rental arrears in Sherwood Park, Alberta, and Edmonton, Alberta, but the company will vigorously defend the actions.

Genoil’s strategy is to fund the operation through private placements. It intends through unique cost cutting techniques to operate on an extremely low cash burn while significantly growing its sales representation through the utilization of only commission agents or representatives. At the signing of the contract, it would rapidly expand its engineering staff just as Microsoft did after they signed up IBM based on the Henry Ford model.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Company’s financial results and financial condition.

Management’s process of determining the fair values assigned to any acquired assets and liabilities in a business combination is based on estimates. These estimates are significant and can include future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.

The fair value of stock options is based on estimates using the Black-Scholes option pricing model and is recorded as share-based payments expense in the financial statements.

EVALUATION OF DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

For the quarter ended September 30, 2013 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) and have concluded that such controls and procedures were not effective because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian International

Financial Reporting Standards (IFRS).

The Company's internal control over financial reporting includes those policies and procedures that

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

A material weakness in internal controls is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by the Company.

We note, however, that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our control systems may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material and require a restatement of our financial statements.

The Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company's internal control over financial reporting was not effective as of September 30, 2013 due to the following material weakness:

  Due to the small size of the Company, it did not maintain effective segregation of duties over certain transactions leading to ineffective monitoring, supervision and potential misappropriation of assets.

Remediation to Address Material Weakness

The Company does not plan to remediate the above mentioned weakness as the cost would outweigh the benefits.

Changes in Internal Control over Financial Reporting

There has been no change in Genoil’s ICFR that occurred during the period beginning on July 1, 2013 and ended on September 30, 2013 that has materially affected, or is reasonably likely to materially affect, the

Company’s ICFR.

RISKS
The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Company’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Company will be able to raise the necessary capital.

To date the Company has not achieved commercial operations from its various patents and technology rights. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.

The Company has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue the Company’s business development and marketing activities. If the Company does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.

LIQUIDITY RISK

The Company is subject to liquidity risk attributed from accounts payable and other accrued liabilities and other liabilities. Accounts payable and other accrued liabilities are primarily due within one year of the balance sheet date.

INTEREST RATE RISK

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.

FOREIGN CURRENCY RISK

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time creating foreign currency risk. At September 30, 2013, the Company had certain obligations and assets denominated in U.S. dollars and there were no contracts in place to manage this exposure.